Exhibit 99.1

Press Release

Chi-Med Plans to Submit NDA for Surufatinib Following Pre-NDA Meeting with the U.S. FDA

London: Monday June 1, 2020: Hutchison China MediTech Limited (“Chi-Med”) (Nasdaq/AIM: HCM) today announces that it has held its pre-New Drug Application (“NDA”) meeting with the U.S. Food and Drug Administration (“FDA”) for surufatinib for the treatment of patients with advanced neuroendocrine tumors (“NET”).  Chi-Med has reached an agreement with the FDA that the completed SANET-ep (non-pancreatic NET) and SANET-p (pancreatic NET) studies, along with existing data from surufatinib in U.S. non-pancreatic and pancreatic NET patients, could form the basis to support a U.S. NDA submission.

The FDA granted Fast Track Designation status to surufatinib for the non-pancreatic and pancreatic NET development programs in April 2020.  Chi-Med has initiated preparatory work for the U.S. NDA and intends to utilize a rolling submission under Fast Track Designation Status. The rolling NDA allows completed portions of an NDA to be submitted and reviewed by the FDA on an ongoing basis. Filing acceptance of the NDA is subject to FDA review of the complete application.  The planned start of the NDA submission is late 2020.

About Surufatinib

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with vascular endothelial growth factor receptor (VEGFR) and fibroblast growth factor receptor (FGFR), which both inhibit angiogenesis, and colony stimulating factor-1 receptor (CSF-1R), which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells.  Its unique dual mechanism of action may be very suitable for possible combinations with other immunotherapies, where there may be synergistic anti-tumor effects.

Chi-Med currently retains all rights to surufatinib worldwide.

NET in the U.S., Europe and Japan: In the U.S., surufatinib was granted Fast Track Designations for development in pancreatic and non-pancreatic (extra-pancreatic) NET in April 2020, and Orphan Drug Designation for pancreatic NET in November 2019.  A U.S. FDA NDA submission is being prepared.  Regulatory interactions in Europe and Japan are also underway to confirm the clinical development strategy and potential path to registration.  All such interactions are based on the robust data from the two positive Phase III studies of surufatinib in NET in China, and the ongoing multi-cohort Phase Ib study in the U.S. that began in November 2015 (clinicaltrials.gov identifier: NCT02549937).

Non-pancreatic neuroendocrine tumors in China: In November 2019, a NDA for surufatinib for the treatment of patients with advanced non-pancreatic NET was accepted for review by the China National Medical Products Administration (NMPA) and granted Priority Review status in December 2019.  The NDA is supported by data from the successful SANET-ep study, a Phase III study of surufatinib in patients with advanced non-pancreatic neuroendocrine tumors in China for whom there is no effective therapy.  A 198-patient interim analysis was conducted in June 2019, leading the Independent Data Monitoring Committee (“IDMC”) to determine that the study met the pre-defined primary endpoint of progression-free survival (“PFS”) and should be stopped early.  The positive results of this trial were highlighted in an oral presentation at the 2019 European Society for Medical Oncology Congress (clinicaltrials.gov identifier: NCT02588170).

Pancreatic neuroendocrine tumors in China: In 2016, we initiated the SANET-p study, which is a pivotal Phase III study in patients with low- or intermediate-grade, advanced pancreatic NET in China.  A second NDA for surufatinib for the treatment of patients with advanced pancreatic NET is being prepared for submission, following an interim analysis review conducted in January 2020 by the IDMC that recommended the registrational study be terminated early as the pre-defined primary endpoint of PFS had already been met (clinicaltrials.gov identifier: NCT02589821).  Study results will be submitted for presentation at an upcoming scientific conference.

Biliary tract cancer in China: In March 2019, we initiated a Phase IIb/III study comparing surufatinib with capecitabine in patients with advanced biliary tract cancer whose disease progressed on first-line chemotherapy.  The primary endpoint is overall survival (OS) (clinicaltrials.gov identifier NCT03873532).

Immunotherapy combinations: We have entered into collaboration agreements to evaluate the safety, tolerability and efficacy of surufatinib in combination with anti-PD-1 monoclonal antibodies, including with tislelizumab (BGB-A317), Tuoyi® (toripalimab) and Tyvyt® (sintilimab), which are approved in China.

About Chi-Med

Chi-Med (Nasdaq/AIM: HCM) is an innovative biopharmaceutical company committed, over the past twenty years, to the discovery and global development of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases.  It has a portfolio of eight cancer drug candidates currently in clinical studies around the world and extensive commercial infrastructure in its home market of China.  For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations regarding the submission of an NDA for surufatinib for the treatment of NET with the U.S. FDA and the timing of such submission, the therapeutic potential of surufatinib for the treatment of patients with NET, the further clinical development of surufatinib in this and other indications, and its expectations as to the timing of the completion and the release of results from such studies.  Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, assumptions regarding the sufficiency of its data to support NDA approval of surufatinib for the treatment of patients with NET in the U.S. and China or other jurisdictions such as the E.U. or Japan, its potential to gain expeditious approvals from regulatory authorities, the safety profile of surufatinib, its ability to fund, implement and complete its further clinical development and commercialization plans for surufatinib, the timing of these events, and the impact of the COVID-19 pandemic on general economic, regulatory and political conditions.  In addition, as certain studies rely on the use of capecitabine, tislelizumab, Tuoyi®, and Tyvyt® as combination therapeutics with surufatinib, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and continued regulatory approval of these therapeutics. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) Chi-Med@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile), jlo@brunswickgroup.com / +852 9783 6894 (Mobile), yzhou@brunswickgroup.com

Nominated Advisor
Freddy Crossley / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500